December 2, 2014

Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.  20549

Re:

Halton Universal Brands, Inc.

Form 8-K

Filed November 4, 2014

File No. 333-192156

Dear Mr. Kluck:

This letter is in response to your comment letter dated November 17, 2014.  Below is the Company’s response to your comments:

1.

“Please amend the Form 8-K to provide the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.  Please also include the required financial statements of the business acquired and pro forma financial information, in accordance with Item 9.01 of Form 8-K.”

We hereby request a two week extension, to December 16, 2014.

An audit of the financial acquirer, World Assurance Group, Inc., is almost completed and will be filed as part of our Form 8-K/A as soon as its auditors give their consent.

In connection with responding to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fabio Galdi

Fabio Galdi

Chief Executive Officer

Halton Universal Brands, Inc.